UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-37909

AZURE POWER GLOBAL LIMITED

8th Floor, Tower A, DLF Infinity Towers, DLF Cyber City

DLF Phase – II

Gurugram – 122002, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K:

Exhibit Number	Description
99.1	Early Results Announcement in relation to the Tender Offer for the 2024 Notes.
99.2	Early Results Announcement in relation to the Tender Offer for the 2026 Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2024

AZURE POWER GLOBAL LIMITED

By:	/s/ Sugata Sircar
Name:	Sugata Sircar
Title:	Chief Financial Officer

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